Exhibit 99.1

A2Z Receives Notice from Nasdaq Confirming Compliance with Annual Meeting Requirement

TORONTO, ON — April 7, 2026 — A2Z Cust2Mate Solutions Corp. (NASDAQ AZ), a global leader in smart retail technology, today announced that the Company received formal notice from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the annual meeting requirement for continued listing set forth in Nasdaq’s Listing Rule 5620.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) makes in-store retail smarter by connecting retailers, brands, and shoppers at the Smart Cart. Cust2Mate transforms everyday shopping carts into AI-powered, connected commerce platforms that elevate the in-store experience, turning each visit into a seamless, personalized, and rewarding journey. The Smart Cart platform helps retailers and brands grow revenue through targeted retail media and real-time shopper engagement at the moment purchase decisions are made. It delivers actionable, real-time data that provides full visibility into in-store shopper behavior and decision-making. With its modular, state-of-the-art technology, Cust2Mate enables retailers to increase revenue, optimize store operations, and mitigate loss across their chains at scale. For more information on A2Z Cust2Mate Solutions Corp. and its subsidiary, Cust2Mate Ltd., please visit www.cust2mate.com

Forward-Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with the market for our products, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other matters detailed in reports filed by the Company with the SEC. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Media Contact

Fusion PR

cust2mate@fusionpr.com

Corporate Contact Information

John Gildea

VP Corporate Communication

John@a2zas.com

00353 86 8238177